

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

<u>Via E-mail</u>
Paul M. Rady
Chief Executive Officer
Antero Resources Midstream, LLC
1615 Wynkoop Street
Denver, Colorado 80202

> **Re:   Antero Resources Midstream LLC**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **Response dated October 20, 2014**
> **File No. 333-193798**

Dear Mr. Rady:

We have reviewed your amendment and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 50</u>

1. We note your response to comment 2 from our letter dated October 17, 2014. We understand from your response that the outstanding balance has increased for the existing midstream debt facility that will be assumed and repaid at the closing of your offering such that no proceeds from this offering will remain to reimburse Antero for certain previously incurred capital expenditures. Please revise your pro forma adjustments and the description of those adjustments within your pro forma financial statements beginning on page F-2 to explain this to your investors and to remove any references to using the proceeds of this offering to reimburse Antero for previously incurred capital expenditures. We remind you that your pro forma financial statements should reflect all events or transactions that have occurred subsequent to the balance sheet date or are probable of occurring and for which disclosure would be material to investors. We believe that reflecting an accurate expected use of

proceeds would be material to investors, and therefore you should revise your pro forma financial statements.

Dilution, page 53

2. We note your response to comment 5 from our letter dated October 17, 2014.  Please provide us with mathematical calculations supporting your statement that an increase or decrease of 1.0 million in the number of common units offered by you will not change the dilution per common unit to investors in this offering.  Please also provide use with mathematical calculations supporting your statement that a $1.00 increase or decrease in the offering price will increase or decrease the dilution per common unit to investors in this offering by $1.00.

3. Please refer to the tabular presentation on page 54 of the total consideration contributed to you by Antero and by the purchasers in this offering.  Given your response to comment 2 of our letter dated October 17, 2014, the explanation seen in footnote 4 to this table does not appear accurate as we understand you will no longer reimburse Antero for any previously incurred capital expenditures.  Please revise footnote 4 to accurately reflect how your proceeds will be used.

Exhibits

Exhibit 8.1 Opinion of Counsel

4. Please have counsel revise its opinion to refer to Antero Resources Midstream LLC where appropriate. In this regard, we note that the opinion currently refers only to Antero Midstream Partners LP and that you will not convert from a limited liability company to a limited partnership until the closing of this offering.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director